Classification: James Hardie Collaborate Appendix 3Y Change of Director’s Interest Notice

Exhibit 99.2

Rule 3.19A.2
Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/09/01 Amended 01/01/11

Name of entity	James Hardie Industries plc
ARBN	097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael N. HAMMES
Date of last notice	4 December 2015

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.
Indirect interest in ordinary shares/CUFS of James Hardie Industries plc held in the form of American Depository Receipts (ADRs). The registered holder is Deutsche Bank Trust Company Americas and they are held on account for the following beneficial owner:
•Michael N. Hammes and Lenore L. Hammes

Date of change	23 November 2021

+ See chapter 19 for defined terms.

01/01/2011    Appendix 3Y Page 1

Classification: James Hardie Collaborate Appendix 3Y Change of Director’s Interest Notice

No. of securities held prior to change
•Direct interest in 30,109 ordinary shares/CUFS registered in the name of Michael N. Hammes and Lenore L. Hammes.
•Indirect interest in 5,000 ordinary shares/CUFS. The registered holder is HSBC Custody Nominees (Australia) Limited and they are held on account for Michael and Lenore Hammes.
•Indirect interest in CUFS held in the form of 9,000 ADRs, equivalent to a holding of 9,000 ordinary shares/CUFS. The registered holder is Deutsche Bank Trust Company Americas and they are held on account for the following beneficial owner:
•9,000 ADRs for Michael N. Hammes and Lenore L. Hammes

Class	ADRs. ADRs trade on the NYSE in the United States and one ADR is equivalent to one ordinary share/CUFS.
Number acquired	Nil
Number disposed	1,000 ADRs, equivalent to a holding of 1,000 ordinary shares/CUFS.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil.

+ See chapter 19 for defined terms.

Appendix 3Y Page 2    01/01/2011

Classification: James Hardie Collaborate Appendix 3Y Change of Director’s Interest Notice

No. of securities held after change
Current relevant interest is:

•Direct interest in 30,109 ordinary shares/CUFS registered in the name of Michael N. Hammes and Lenore L. Hammes.
•Indirect interest in 5,000 ordinary shares/CUFS. The registered holder is HSBC Custody Nominees (Australia) Limited and they are held on account for Michael and Lenore Hammes.
•Indirect interest in CUFS held in the form of 8,000 ADRs, equivalent to a holding of 8,000 ordinary shares/CUFS. The registered holder is Deutsche Bank Trust Company Americas and they are held on account for the following beneficial owner:
•8,000 ADRs for Michael N. Hammes and Lenore L. Hammes

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off market transfer to charitable organisation (Agnus Dei Foundation (Escondido, CA))

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable

+ See chapter 19 for defined terms.

01/01/2011    Appendix 3Y Page 3

Classification: James Hardie Collaborate Appendix 3Y Change of Director’s Interest Notice

Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.

Appendix 3Y Page 4    01/01/2011